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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934


                   For the fiscal year ended December 31, 2000

                         Commission File Number 1-14933



A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   401(k) PLAN and ESOP of UNITED STATES TRUST
                  COMPANY OF NEW YORK AND AFFILIATED COMPANIES
                              114 West 47th Street
                          New York, New York 10036-1532

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         THE CHARLES SCHWAB CORPORATION
                               120 Kearney Street
                         San Francisco, California 94108
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                              REQUIRED INFORMATION

         In accordance with the instructions for Form 11-K, financial statements and schedules for the 401(k) PLAN and ESOP of UNITED STATES TRUST COMPANY OF NEW YORK AND AFFILIATED COMPANIES (the "Plan"), prepared in accordance with the financial reporting requirements of ERISA, are filed herewith as Exhibit 99. Also filed herewith as Exhibit 23.1 and Exhibit 23.2 is the written consent of Deloitte and Touche, LLP independent auditors and PricewaterhouseCoopers LLP, independent accountants, respectively, to the incorporation by reference of their reports on such financial statements and schedules in the Registration Statement on Form S-4 relating to the Plan.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 401(k) PLAN and ESOP OF UNITED
                                 STATES TRUST COMPANY OF NEW
                                 YORK AND AFFILIATED COMPANIES
                                         (Name of Plan)



Date:  June 26, 2001             By: /s/ Patricia W. McGuire
                                 ----------------------------------
                                 Patricia W. McGuire,
                                 Managing Director
                                 Chairman of Retirement and 401(k)/
                                 ESOP Administrative Committee





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